UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM RW

Request for Withdrawal

Date of Report

March 22, 2005

                                Nevada                                                          88-355407

           (State or other jurisdiction of incorporation    (I.R.S. Employer Identification No.)

                   or organization)

3665 RUFFIN ROAD, SUITE 225, SAN DIEGO, CALIFORNIA 92123

(Address of principal executive offices) (Zip Code)

Issuer's telephone number:

(858) 292-9637

WORLD TRADE SHOW.COM

To: Securities and Exchange Commission

Washington, D.C. 20549

March 18th 2005

Dear SEC,

WorldTradeShow.com, Inc. officially requests withdrawing of our Form 10-SB that was filed on January 21, 2005. The file number is 0-51126

For any further questions, please contact us at 858-292-9637

Sincerely,

Sheldon Silverman

CEO

WorldTradeShow.com, Inc.